Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

Final Terms
for
Exchangeable Commodity Index Linked Notes due November 25, 2008

Note Terms

Issuer:	AB Svensk Exportkredit (Swedish Export Credit Corporation)

Issuance Format:	SEC Registered

Aggregate Initial Principal Amount:	USD $150,000,000. The outstanding principal amount of a Note may be reduced from time to time in connection with an Optional Repurchase.

Pricing Date:	October 19, 2007

Issue Date:	October 25, 2007 (T + 4)

Issue Price:	100%

Index:	Dow Jones-AIG Commodity IndexSM – Total Return

Maturity Date:	November 25, 2008

Payment at Maturity (or upon repurchase):	The Repurchase Price.

Optional Repurchase:

On any Index Business Day up to but excluding November 19, 2008, the Holder may direct the Issuer to redeem the Note in whole but not in part at the applicable Repurchase Price (subject to a minimum optional repurchase amount of USD1,000,000 per optional repurchase and only in increments of USD100,000 in excess thereof).

Automatic Repurchase:

The Issuer will redeem a Note in full at the applicable Repurchase Price if a Trigger Event occurs with respect to such Note. The Final Valuation Date for such Automatic Repurchase will be the Index Business Day following the Index Business Day on which such Trigger Event occurred.

Trigger Event:	The official settlement price of the Index on any Index Business Day, up to but excluding November 19, 2008, is less than or equal to 90% of the Initial Index Value.

Repurchase Price:

Repurchase Amount plus interest accrued at the Coupon Rate on the portion of the principal amount of the Note being redeemed for the period from and including the previous Coupon Payment Date to but excluding the related Settlement Date.

Repurchase Amount:	[Max: Principal * [1 + 3 * (Index Result – Fees – TBill Yield)], 0]

Principal:

(i) In the case of the Payment at Maturity, an Automatic Repurchase or an Optional Repurchase in full of a Note, the entire outstanding principal amount of such Note and (ii) in the case of Optional Repurchase in part of a Note, the portion of the outstanding principal amount of such Notes that the Holder elects to redeem in connection with such Optional Repurchase.

Index Result:	Final Index Value/Initial Index Value – 1

Final Index Value:	The official settlement price of the Index on the applicable Final Valuation Date, subject to the provisions relating to a Disruption Fallback.

Initial Index Value:	350.871, the official settlement price of the Index on October 19, 2007, subject to the provisions relating to a Disruption Fallback.

Final Valuation Date:

(i) In the case of the Payment at Maturity, November 19, 2008, (ii) in the case of an Optional Repurchase, the date on which the related notice of Optional Repurchase is given, if such notice is given prior to 11:00 a.m., New York time on an Index Business Day, or, if such notice is given after 11:00 a.m. on an Index Business Day or on a day that is not an Index Business Day, the first Index Business Day following the date on which such notice is given and (iii) in the case of an Automatic Repurchase, the Index Business Day immediately following the date on which the related Trigger Event occurs, and in each case, subject to the provisions in “Market Disruption Event” and “Disruption Fallback” below.

Index Business Day:	As defined in the most current Index Handbook.

Fees:	0.25% multiplied by the number of days from and including the Pricing Date to but excluding the applicable Final Valuation Date divided by 365.

TBill Yield:	Interest =

TBill d-1 = On each Index Business Day, the 91-day weekly auction high rate for U.S. Treasury Bills, as reported on Telerate page 56, or any successor page, on the most recent day prior to such Index Business Day on which such rate was published, expressed as a money market rate.

Settlement Date:

(i) In the case of the Payment at Maturity, the Maturity Date, (ii) in the case of an Optional Repurchase, the fifth Business Day following the Final Valuation Date in respect of such Optional Repurchase, (iii) in the case of an Automatic Repurchase, the fifth Business Day following the Final Valuation Date in respect of such Automatic Repurchase and (iv) in the case of a Market Disruption Event on a Final Valuation Date, the fifth Business Day immediately following the date on which the Adjusted Final Index Value is determined.

Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on the relevant exchange(s) for the applicable commodity.

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Principal Protection:	None

Coupon Rate:

Issue Date to but excluding October 25, 2008

Three-Month USD LIBOR minus 0.20% per annum, subject to a minimum of 0%. Three-Month USD LIBOR will be taken from Reuter’s Page LIBOR01 as of 11:00 a.m. London time two (2) London Banking Days prior to each Coupon Reset Date

October 25, 2008 to but excluding the Maturity Date:

One-Month USD LIBOR minus 0.20% per annum, subject to a minimum of 0%. One-Month USD LIBOR will be taken from Reuters Page LIBOR01 as of 11:00 a.m. London time two (2) London Banking Days prior to each Coupon Reset Date

Coupon Reset Dates:

The Initial Coupon Reset Date will be the Issue Date. Thereafter, quarterly on the 25th of each January, April, July and October during which the Notes are outstanding, beginning January 2008. Coupon Reset Dates will be unadjusted.

Coupon Payment Dates:	January 25, 2008, April 25, 2008, July 25, 2008, October 25, 2008 and November 25, 2008, subject to adjustment in accordance with the Modified Following Business Day convention.

Coupon Rate Day Count:	Actual/360

Payments:	Payments will be made through the facilities of DTC not later than 11:00 a.m. New York time on the applicable Settlement Date.

Tax Gross-Up:

Issuer will not withhold tax from payments due under a Note unless required to do so by Swedish law. If such withholding is required, Issuer will make an additional payment such that the net amount received is the same as it would be without withholding on the terms set forth in the Prospectus referred to below.

Form of Notes:	Book Entry (DTC)

Minimum Denomination:	USD1,000,000 and increments of USD100,000 by Settlement Date

Market Disruption Event:

(i) A material limitation, suspension or disruption of trading in one or more of the futures contracts included in the Index, (ii) the settlement price for any futures contract in the Index is a “limit price” or (iii) the exchange on which any futures contract included in the Index trades fails to report or publish a settlement price for such futures contract.

Determined by:	Calculation Agent

Disruption Fallback:

Final Index Value:

If a Market Disruption Event occurs on a Final Valuation Date, the Calculation Agent will calculate the Final Index Value using (x) for those futures contracts included in the Index that did not suffer a Market Disruption Event on such Final Valuation Date, the final settlement prices for such futures contracts on such Final Valuation Date and (y) for each futures contract included in the Index that did suffer a Market Disruption Event on such Final Valuation Date, the final settlement price for such futures contract on the Trading Day immediately succeeding such Final Valuation Date on which the final settlement price for such futures contract was not affected by a Market Disruption Event; provided that, if a Market Disruption Event has occurred on each of the three (3) Trading Days immediately succeeding such Final Valuation Date, the Calculation Agent will determine the price for the affected futures contracts that will be equal to the arithmetic mean, as determined by the Calculation Agent on the fourth Trading Day immediately succeeding such Final Valuation Date, of the prices of such futures contract determined by at least three independent leading dealers, selected by the Calculation Agent, in the underlying market for that futures contract, taking into consideration the latest available quote for such futures contract and any other information in good faith deemed relevant by such dealers. In the event prices from at least three dealers are not obtained, the Calculation Agent will make a good faith estimate of the price of the relevant futures contract and, using that price, determine the Final Index Value.

Modification to Index:

If Dow Jones Indexes changes its method of calculating the Index in any material respect, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate any subsequent Initial Index Values and Final Index Values in accordance with such adjustments.

Replacement Index:

If, following the date on which a Note is issued, Dow Jones Indexes ceases to publish the Index and neither AIG nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts, then the Final Index Value with respect to such Note shall be calculated by the Calculation Agent in accordance with the formula applied by Dow Jones Indexes to calculate the Index on the last day on which the Index was published.

Calculation Agent:	Morgan Stanley Capital Services Inc. The Calculation Agent will make all determinations to be made by it in good faith and in a commercially reasonable manner.

Governing Law:	New York

Tax Treatment:	The Holder will not be required to agree that the Notes will be treated other than as debt for U.S. Federal income tax purposes.

CUSIP:	00254EDF6

But for the foregoing pricing terms, the terms of, and risk considerations with respect to the Notes, the Notes are similar in all material respects to the terms of the Dow Jones AIG Commodity IndexSM  - Total Return Linked Notes. The pricing supplement relating to such securities may be accessed via the following link:

Pricing Supplement No. 15 to Registration Statement No. 333-131369 dated September 19, 2006.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, if you so request by calling toll-free 1-800-609-2268.

Link to Prospectus and Prospectus Supplement